FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For 14 October 2004
Commission File Number 0-30358

ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___           No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

NEWS RELEASE - Trading statement	14 October 2004	4 Pages inc

Final

ebookers plc - trading statement

- Strong online growth, reduced manpower-related costs -

London. October 14th, 2004. ebookers plc (NASDAQ: EBKR, LSE: EBR www.ebookers.com), the pan-European online travel company, today makes a statement on trading for the quarter ended September 30 2004.

In line with comments made at the time of the company’s results for the second quarter of 2004, trading for Quarter 3 (July-September) has been encouraging with gross sales in the range of £155- £157m (UK GAAP) (Q3 2003, £145m; Q2 2004, £136m). Taking into account the closure of offline retail outlets this represents a like-for-like, year-on-year increase for the quarter of over 20%.

Growth continues to be driven by high online sales, with offline sales decreasing in both relative and absolute terms as business continues to shift to the web.

Gross sales growth (%) Q3 04 vs Q3 03 See Note 2	Actual growth rate	Like-for-like growth rate (after shop closures)

Online	61.2%	61.2%

Web-enabled	28.9%	28.9%

Offline	-22.0%	-3.0%

Sales by channel was as follows:
(For the quarter online and web-enabled sales accounted for 65% of total sales.)

Gross sales mix (%)	Q3 03	Q3 04

Online	23.7%	38.3%

Web-enabled	20.8%	26.4%

Offline	55.5%	35.3%

Gross margins remain at a similar level to Quarter 3, 2003 (12.6%).

Cost savings from the recent restructuring programme are being realised with manpower-related costs reducing by 10% compared to Quarter 2 2004, principally related to a European headcount reduction of approximately 400 since January. Further positive financial effect of this headcount reduction is expected in the final quarter and next year.

Discussions are continuing regarding the possible sale of the company. These discussions may or may not lead to an offer being made for the Company and the Board will make a further announcement as appropriate.

ebookers will announce its full financial results for Quarter 3 on 15 November and will also provide a current trading statement for Quarter 4.

Dinesh Dhamija, CEO ebookers plc commented:

“Online and web-enabled sales are now 65% of our business and are growing strongly. We have also taken significant manpower-related costs out of our business and are better positioned for future profitability.”

ebookers will hold an analyst presentation this afternoon and will give operational updates on the business. Presentations will be made available on the ebookers investor relations website or can be obtained by request from oliver.strong@ebookers.com.

—ends—

Notes to editors

1.   For further information:

Cubitt Consulting (UK)
+ 44 (0)207 367 5100
Michael Henman
Michael.Henman@cubitt.com

Financial Relations Board (US)
Bob Leahy
+ 1 212 445 8017
bleahy@financialrelationsboard.com

ebookers plc
Oliver Strong
+44 (0) 20 7489 2239
+44 (0) 7771 934 153
oliver.strong@ebookers.com

2.  Definitions

ebookers categorises its gross sales in three ways:

1.	Online sales. These are fully automated web bookings.
2.	Web-enabled sales. These are web-originated bookings or internet bookings involving a phone call or web-chat.
3.	Offline bookings. Bookings made via shops or telephone.

Gross margin is defined as turnover as a percentage of gross sales after adjusting for the effect of exceptional items.

3.   ebookers plc at a glance

-	Leading pan-European online travel company.
-	Specialising in high margin, high value, long and mid haul travel.
-	Umbrella brand ebookers.com, www.ebookers.com.
-	Other websites include www.travelbag.co.uk, www.bridgetheworld.com and www.mrjet.com
-	Full service including hotels, cars, flights, hotels, cruise, holidays, travel insurance.
-	Websites in 13 countries and 9 languages: France, UK, Ireland, Germany, Netherlands, Sweden, Denmark, Finland, Norway, Belgium, Austria, Spain, Switzerland.
-	900 European staff.
-	Head office in UK, offices in 9 other European countries
-	700 seat low cost India Business Process Outsourcing facility, New Delhi
-	High growth - 5 year CAGR of 147%
-	Total transaction value of goods sold: 2003-£521m; 2002-£274m; 2001-£180m; 2000-£102m; 1999-£15m.
-	London Stock Exchange, UK (EBR) and Nasdaq, USA (EBKR).

4.  Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, increased competition from airlines, our ability to identify, acquire and integrate companies across Europe, our ability to significantly increase our online revenues and sales volumes, including those of acquired non-internet companies including Travelbag Holdings Limited, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in our gross mark up or in commission rates, unforeseen events affecting the travel industry such as international conflicts, terrorist activity or public health crises, a failure of our computer and communications systems, significant risks associated with transferring European business functions to our Indian Business Process Outsourcing facility and with servicing third party clients there, a decline in the supply of merchant airfares available to us, and adverse developments in U.K. or other European governmental regulation or electronic commerce. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents we file from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the City Code on Takeovers and Mergers, the London Stock Exchange and applicable law, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 14 October 2004

Helen O’Byrne
Company Secretary ebookers plc